FORM 6-K

Securities and Exchange Commission
washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

		Page No.
1.	BBM Introduces New Ways to Customize Your Chat Experience	2.
2.	BlackBerry Outlines Vision to Bring Unmatched Productivity and Security Software and Services to All Mobile Devices with BlackBerry Experience	2.
3.	Samsung and BlackBerry Bring Enterprise Services to KNOX and the New Samsung Galaxy S6	4.
4.	Global Mobile Operators Announce Support for Monthly Billing of BES12 Cross-Platform EMM	4.
5.	BlackBerry Announces New Cross-platform EMM Cloud for Enterprises and SMBs	4.
6.	Global Application Partners Select BlackBerry Platform to Secure Communication, Collaboration and Productivity Solutions for Healthcare	5.
7.	BlackBerry Offers New Mobility Solutions to Sprint Enterprise Customers	3.
8.	BlackBerry Partners with GSX and ISEC7 to Expand Solutions Portfolio	3.
9.	Secusmart, a BlackBerry Subsidiary, Develops Vodafone Anti-eavesdropping Secure Call Service	2.
10.	BlackBerry Partners with interRAI to Deliver Efficient Data Collection Solutions in Healthcare	2.

Document 1

NEWS RELEASE

MARCH 1, 2015
FOR IMMEDIATE RELEASE

BBM Introduces New Ways to Customize Your Chat Experience

Custom BBM PINs and BBM for Android Wear available tomorrow
Mobile World Congress 2015, Barcelona - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced several new customization features for BBM® for Android™, iOS and BlackBerry® 10. This update is for BlackBerry 10, iOS and Android BBM users and will be available in BlackBerry® World, and Google Play™ tomorrow and the App Store coming soon. It can take up to 24 hours for the update to appear in your app store.
“This update gives users even more control over the BBM experience by adding new personalization and privacy options.” said Herman Li, SVP BBM Software Development. “By tailoring the update to take advantage of platform specific features such as Touch ID on iOS and Android Wear support we are able to enhance the overall experience uniquely for each platform.”
Features introduced today include:

•
Custom BBM PINs: One of the most requested BBM features has been the ability to create a customized BBM PIN that’s unique and easy to share. Starting today, BBM users who upgrade to the latest version will be able to create a 6-8 digits alphanumeric Custom PIN of their choice. Custom PINs are available on a first-come, first-served basis. Custom PINs can be purchased in the BBM Shop for $1.99 USD per month. In addition to Custom PINs, BBM users can also purchase a no-ad subscription that will remove advertisements from the BBM Feed for $0.99 USD per month.

•

•
Android Wear Support Now Available: Android users will be excited to hear that BBM now supports a wide range of Android Wear™ smartwatches to enable BBM users to communicate faster and more discreetly on-the-go. With the latest update, BBM for Android Wear will enable BBM users to seamlessly:

◦	Receive alerts on the watch when new BBM messages come in, see the sender and discreetly preview messages.

◦	Read BBM messages in their entirety, navigate among messages and dismiss notifications with a simple swipe.

◦	Respond to messages hands-free with Google Now™ or choose from pre-defined messages to quickly send a response.

◦	Accept BBM invites from the watch without the need to access their smartphone.

◦

•
Password Protection for iOS users: By taking advantage of iOS specific features, BBM now enables users to add additional privacy with the option to password protect their BBM conversations using either a 4 digit passcode or Touch ID. Users can customize how long they would like BBM to remain unlocked before a password is requested.

•

•
Landscape Mode for iOS users: iOS users can also take advantage of landscape mode support in their BBM chats and can now swipe to delete a chat from the chat list and use “edit” mode in chats for quick chat deletion.

•

•
Multiple BBM Channel Contributors: BBM Channels now supports multiple channel contributors through the web client; making it easier for the over 1 million BBM Channel owners to manage and post new content.

•

•
Share Photos in Group Chats: With the latest update, users can also share photos directly in a group chat, enabling a seamless chat experience. Users will know immediately when a photo has been shared with the group and can view it without leaving the chat.

For more information on this new BBM update visit www.insideblackberry.com or www.bbm.com

About BBM
Introduced in 2005, BBM set the standard for mobile instant messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.
About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.
###
Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

Document 2

MARCH 1, 2015
FOR IMMEDIATE RELEASE

BlackBerry Outlines Vision to Bring Unmatched Productivity and Security Software and Services to All Mobile Devices with BlackBerry Experience

Expanding cross-platform strategy will deliver BlackBerry’s best-in-class mobile security, productivity, communication and collaboration capabilities to any smartphone or tablet running iOS, Android and Windows

Mobile World Congress 2015, Barcelona - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today unveiled its software and services vision to infuse BlackBerry’s unmatched power of productivity, communication, collaboration and security across all smartphone and tablets running iOS, Android™, and Windows® operating systems, giving users the unprecedented ability to work seamlessly and securely across any device.

The BlackBerry Experience Suite represents a major company-wide initiative in BlackBerry’s commitment to build out its robust software portfolio. It extends BlackBerry’s successful cross-platform strategy of complementing the company’s innovative and ultra-secure hardware with software solutions that meet the changing needs of enterprises and mobile professionals - as well as device makers serving those markets. Comprising three distinct bundles of services, the BlackBerry Experience Suite will dramatically increase productivity by tailoring BlackBerry’s unique security and collaboration features to any mobile device.

“BlackBerry’s core values of security and productivity are more in demand than ever - as we demonstrated with the successful expansion of BES12 and BBM to other platforms,” said BlackBerry CEO and Executive Chairman John Chen. “Flexibility without compromise is what current and former BlackBerry users tell us time and again they want from their mobile device. They want BlackBerry’s legendary security and core productivity and collaboration capabilities while still being able to choose a device that matches their lifestyle and personality.”

Chen added: “We will continue to look for opportunities to broaden our software footprint in the market. Our goal is to be wherever our users need and want us, with our software suites, whether that’s on an iPhone or a BlackBerry Classic.”

The BlackBerry Experience Suite includes three bundles of services that users would be able to purchase individually or together. They include:

BlackBerry Productivity Suite:

•	Manage work and personal messages, and edit documents across all devices effortlessly and securely;

•	Intelligent work flows and deeply integrated search helps tackle the highest priority communications first, including high-priority messages, documents and contacts, across devices and cloud sources;

•	Monitor all personal and work messages in one place - email, text, BBM, social accounts.

BlackBerry Communication & Collaboration Suite:

•	Share and collaborate securely in real-time with colleagues through instant meetings, Wi-Fi voice calls, video chat and an integrated calendar view;

•	View and edit documents and calendar invitations across devices seamlessly and securely.

BlackBerry Security Suite:

•	Protect personal and work information from malware and data theft with BlackBerry’s secure encryption and privacy controls;

•	Secure emails, messages, phone calls and documents across any mobile computing environment;

•	Integrate and securely manage work and personal messages through separate containers.

BlackBerry will begin offering the BlackBerry Experience Suite later this year. For updates, more information and to get involved in the BlackBerry Experience Suite, visit blackberry.com/experience.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 3

MARCH 1, 2015
FOR IMMEDIATE RELEASE

Samsung and BlackBerry Bring Enterprise Services to KNOX and the New Samsung Galaxy S6

Samsung Business Services to offer BlackBerry enterprise products and services

Mobile World Congress 2015, Barcelona - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, and Samsung Electronics Co, Ltd. announced today continued progress in their partnership with the planned integration of Samsung KNOX with two new BlackBerry enterprise services: WorkLife by BlackBerry® and SecuSUITE. The companies also announced that BlackBerry enterprise solutions will be offered through Samsung Business Services.

WorkLife by BlackBerry brings to KNOX the most comprehensive solution available for enterprises to accurately split mobile billing, respect employee privacy and protect corporate assets. It is the only solution that can separate work and personal voice and SMS as well as data usage. WorkLife will integrate seamlessly with Samsung KNOX, making it straightforward to split work and personal use. It’s a very flexible approach; enterprises can choose to pay for all employee usage within the KNOX container, or they can select specific work applications to be billed to the company.

BlackBerry subsidiary Secusmart and its SecuSUITE solution offers highly security-conscious organizations like governments virtually tap-proof voice and SMS communications that are secure enough for world leaders. BlackBerry and Samsung are working closely together to bring this government-grade security to KNOX-enabled smartphones, including the newly announced Samsung Galaxy S6. SecuSUITE for KNOX will use the Secusmart Security Card that, in conjunction with BES12, will provide hardware-based end-to-end encryption and cryptographically secured subscriber authentication. Voice and SMS as well as data from the KNOX Workspace will be fully encrypted and protected.

In addition to integrating solutions, Samsung will offer the growing selection of BlackBerry enterprise products and services through its new Samsung Business Services. This service will offer enterprise customers a single point of contact to help manage and support their Samsung mobile devices, along with a range of associated services and solutions. Samsung Business Services’ enterprise technology specialists will be able to provide customers guidance and technical support through the deployment and implementation of the tightly integrated, end-to-end secure solution that will bring together BES12 and Samsung devices with built-in KNOX security. That will include the new Samsung Galaxy S6, which offers mobile security through the newly launched Samsung KNOX 2.4, Samsung’s premier platform for enterprise mobile security, safety and two-factor authentication.

“Working with BlackBerry allows us both to bring more compelling solutions to the enterprise,” said Injong Rhee, Executive Vice President of Enterprise Business, IT & Mobile Communications Division at Samsung Electronics. “Workers are tired of carrying two devices and companies are growing sensitive to the risks of having company assets tied to personal smartphones. With the introduction of these new services from BlackBerry, the needs of both enterprises and their employees will be met with Samsung KNOX devices.”

“Customers tell us that enterprise solutions have to provide flexibility in terms of device choice and mobile deployment models such as BYOD or COPE,” said Billy Ho, Executive Vice President, Enterprise Product and Value Added Solutions, BlackBerry. “Working with Samsung, we’ll be able to provide a great experience for both SecuSUITE and WorkLife on Samsung’s KNOX-enabled devices. With these great choices, companies won’t need to choose between security and compliance on one hand and employee choice and productivity on the other. With these easy-to-deploy services, they will have both.”

Key customer benefits of WorkLife by BlackBerry:

•
An option to give employees a company-owned work phone number on employee-owned devices that can be retained and reused when the employee leaves the company. Employees can quickly and easily switch between personal and company phone numbers for both voice and SMS communications.

•	The ability to add a personal line to corporately owned, personally-enabled (COPE) devices, allowing employees to carry one device for both work and personal use.

•	A split-billing solution that works when roaming, separating work and personal use even if the user is travelling in different countries.

•	The option to add a work line to an employee device using a simple management console, regardless of their mobile device management (MDM) provider.

•	Easy deployment by enabling companies to continue working with their carrier as traffic does not need to be routed through a different proxy server.

Key customer benefits of SecuSUITE:

•	State-of-the art hardware based encryption technology that provides virtually tap-proof mobile voice and SMS communications.

•	An anti-eavesdropping solution already successfully used by several governments.

•	Security that is easy and intuitive to use.

“Samsung and BlackBerry are combining their long-standing reputation and experience to develop compelling solutions that meet unique industry challenges. The amount of sensitive corporate information transferred via voice as opposed to email/data is very large, and subject to relatively easy interception,” explains Jack Gold, Founder and Principal Analyst of J.Gold Associates, LLC. “So the need to include enhanced encryption/security of voice communications is becoming mission critical. Further, as more regulations come about to separate accounting of personal and corporate use of devices, the ability to offer multiple SIM and/or split billing is moving from a ‘nice to have’ to a critical requirement for most companies.”

Pricing and Availability
WorkLife by BlackBerry will be available on all Samsung KNOX-enabled devices and will be activated through carrier partners. BlackBerry and Samsung are working with carriers worldwide to enable the service and expect the service to launch later in 2015. Pricing and availability will be announced on a carrier-by-carrier basis. Enterprises can sign up here to be notified of availability.

SecuSUITE for Samsung KNOX will be available in the fall 2015. Pricing details will be announced at availability.

Samsung Business Services will launch later in 2015. Customers will be able to get BES12, including deployment and technical support, directly from Samsung. Other BlackBerry value added services will be added in the future.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About Samsung Electronics Co., Ltd.
Samsung Electronics Co., Ltd. inspires the world and shapes the future with transformative ideas and technologies, redefining the worlds of TVs, smartphones, wearable devices, tablets, cameras, digital appliances, printers, medical equipment, network systems and semiconductors. We are also leading in the Internet of Things space through, among others, our Digital Health and Smart Home initiatives. We employ 307,000 people across 84 countries. To discover more, please visit our official website at www.samsung.com and our official blog at global.samsungtomorrow.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Samsung Media Relations
Webb Bierbrier
+1 214 673-9990
w.bierbrier@sta.samsung.com

Ellen Stallcup
MWW on behalf of Samsung Mobile
Tel: 214-549-7210
Email:estallcup@mww.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 4

MARCH 2, 2015
FOR IMMEDIATE RELEASE

Global Mobile Operators Announce Support for Monthly Billing of BES12 Cross-Platform EMM

Service leverages BlackBerry’s unique Enhanced SIM-based Licensing Technology

Mobile World Congress 2015, Barcelona - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that mobile operators from around the world, including EE (UK), Vodafone India, Chunghwa Telecom (Taiwan), Maxis Berhad (Malaysia), Telekom Slovenia and Telekom Hungary, will provide BES12 Enhanced SIM-Based Licensing (ESBL) for their customers.

These mobile operators join a growing list that has already launched ESBL, including Vodafone Germany and Idea Cellular (India). Mobile operators using ESBL are able to provide customers with one monthly bill to subscribe to BlackBerry EMM services and BES12, a cross platform EMM solution. BlackBerry is the only EMM provider that is able to offer this service. The ESBL offering will support iOS, Android™, Windows Phone® and BlackBerry® 10 smartphones.
With ESBL, enterprise customers will be able to:

•	Get one monthly bill which consolidates BlackBerry’s EMM services as a bundled package along with airtime, data plan and other wireless features, such as MMS.

•
Receive “pay as you go” detailed monthly billing, and the ability to consolidate all users in an organization on one monthly bill. Billing will be immediately stopped if users are no longer accessing services.

•
Take advantage of the only BYOD solution that also provides Bring Your Own License (BYOL) where enterprise employees can purchase their own BES12 EMM license directly through their mobile operator and be billed in the same way as for their voice and data services.

BES12 provides expanded EMM capabilities that can manage any mobile deployment model such as BYOD, COPE and COBO, and is built on BlackBerry’s trusted and secure network. BlackBerry has worked with its expansive network of mobile operators to facilitate the onboarding of ESBL globally. Here is what some of them have to say about ESBL and their partnership with BlackBerry:

EE
"Businesses can realize significant benefits by becoming truly mobile, but they require security and management products that are simple to set up and use. At EE, we were the first UK operator to build security in to all of our business tariffs with our Super Secure 4GEE business products, and by building Enhanced SIM-Based Licensing for BES12 into our plans, we're making it even easier for our customers to automatically and instantly provide the highest degree of protection while enabling a truly mobile business." - Ettienne Brandt, Director of Corporate Business at EE.

Vodafone India
"We are pleased to partner with BlackBerry on BES12 - which is the most secure and flexible Enterprise Mobility Management solution. Our partnership with BlackBerry will help us combine the benefits of our robust yet flexible enterprise offerings to our enterprise customers through simplified SIM based licensing modelý"- Mr. Naveen Chopra - Director, Enterprise and Wholesale Business, Vodafone India
Chunghwa Telecom (Taiwan)
“Many of our customers rely on highly secure mobile devices and services that keep them more productive and add business value. Knowing our customers’ requirements, we are delighted to be the first mobile operator in Taiwan to extend the benefits of secure mobility with ESBL- an innovative way for us to make our customers’ lives more convenient. It simplifies the way our customers can pay for their mobile devices, data and management services.” - Kuo-Feng Lin, President of Mobile Business Group, Chunghwa Telecom Co., Ltd.
Maxis Berhad (Malaysia)
“Maxis Enterprise is excited to partner with BlackBerry on the new BES12 platform. Its multifaceted software enables customers to manage multiple devices and operating systems from a single unified console. The benefits of ESBL go well with our MaxisONE Business platform and help Maxis in delivering new ways of working to our business customers.” - Abraham Foss, Head of Enterprise, Maxis Berhad
New Partners Join the Global Reseller Program, Offering BES12
BlackBerry also announced today that Appurity, Berkley Technical Services, Define Mobility and many other global channel partners are now offering BES12. BES12, which can be deployed on-premise or in the cloud, is the foundation for a new generation of enterprise security, productivity, and communication and collaboration services that will help organizations securely connect employees with content, apps, devices and machines. The BES12 platform seamlessly supports iOS, Android™, Windows Phone, and BlackBerry smartphones and tablets.
BlackBerry enterprise customers will benefit from a global network of channel partners to help them with a full range of enterprise mobility needs, including strategic guidance, professional services, support services, systems integration and training. BlackBerry has worked closely with its partners to facilitate the onboarding and sales process with more than 400 resellers already committed to reselling BES12 since the product launched in November 2014. Here’s what a few partners have to say about BES12 and BlackBerry:

Appurity Limited
“As specialists in cross-platform mobility, and as a top tier BlackBerry Managed Mobility Partner (MMP), Appurity provides BES12 enterprise solutions that secure and manage all major platforms. The BES12 platform has a simplified installation process and integrated Windows Phone 8 support and is managed through a unified and simple user interface. Most importantly it provides the hallmark BlackBerry security we are accustomed to. Additional secure solutions within their “Communication & Collaboration” and “Identity & Access” portfolios ensure the enterprise customer has a suite of secure solutions available.” - Steve Whiter, Director, Appurity Limited

Celcom Axiata Berhad
“We feel privileged to be partnering with BlackBerry to adopt the new BES12 platform. Its software enables customers to manage multiple devices and operating systems from a single unified console. The BES12 platform allows for greater efficiency and security for customers managing mobility in their business. As more employees access corporate networks through their mobile devices to communicate, collaborate and share data, the infrastructure becomes increasingly vulnerable to attacks. With that in mind, ensuring that corporate data is kept secure is a key priority for any organization. The BES12 platform will mean enterprises can benefit from the security capabilities BlackBerry is renowned for.” - Afizulazha Abdullah, Chief Business Services & Solutions Officer, Celcom Axiata

Berkley Technical Services
“We are proud to partner with BlackBerry to bring BES12 to our enterprise customers in United Kingdom. The end-to-end secure, reliable and robust architecture of the BlackBerry's enterprise mobility management solution addresses the complex mobility requirements of enterprises, and will complement Berkley’s current portfolio of enterprise applications and professional services. With BES12, we look forward to increasing Berkley’s share of the enterprise segment and enabling our customers to be more efficient whilst on the move using BlackBerry’s enterprise mobility solutions” - Karl Graves, Director, Berkley Technical Services

Define Mobility
“BES12 provides a major opportunity for customers to administer and control mobile devices, security and applications from a single enterprise platform. It reduces the cost and IT cycles required to manage mobility across all devices, including iOS, Android, Windows Phone, and BlackBerry. As a result, customers find it easier to manage policies and report across all devices, to perform required upgrades and patches, and to integrate and support full life cycle management processes. At Define Mobility, we help customers plan and execute their mobile strategy. We help them design, implement and support their full mobility solutions. We are excited about the benefits and capabilities that BES12 brings to our customers.” - Jesse Singh, Chief Executive Officer, Define Mobility.

Charterhouse Voice and Data PLC
“As a strategic partner of BlackBerry, we deliver secure and compliant mobility management solutions to the Enterprise. BES12 simplifies enterprise mobility management through a single powerful console that offers full control over content and applications, whether personal or business, on any device, across groups or individuals. BlackBerry sets the standard for security and compliance by truly understanding the needs of the enterprise market. In addition to a robust suite of BlackBerry value-added services such as BlackBerry VPN and BlackBerry Blend, BlackBerry provides access to a comprehensive network of value added service providers. Tango Networks, for example, who in conjunction with Charterhouse and through the use of a simple on-premise software deployment are enabling unified communication and compliant call recording across all major fixed and mobile hardware manufacturers and carriers.” - Ricki Moss, Director, Charterhouse Voice and Data PLC

For more information on BES12, visit: www.BlackBerry.com/bes12. To connect with a BlackBerry Authorized Reseller Partner, please visit: http://marketplace.BlackBerry.com/.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

###
Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Document 5

MARCH 2, 2015
FOR IMMEDIATE RELEASE

BlackBerry Announces New Cross-platform EMM Cloud for Enterprises and SMBs

Customers Essar Group and Tarpon Energy Services Ltd. deploying BES12 for flexible, easy management of enterprise mobility

Mobile World Congress 2015, Barcelona - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced BES12™ Cloud, a cloud-based enterprise mobility management solution that will offer easy management of iOS, Android™, Windows Phone®, BlackBerry® 10 smartphones and tablets, as well as a wide range of Samsung KNOX and Android for Work smartphones and tablets. BES12 Cloud will offer customers more flexibility and choice in managing their mobile solution while supporting a broad range of device mobility policies, all through a simple browser interface and without complicated or expensive server installs.
A recent IDC Technology Spotlight underscored BlackBerry’s unique position in the enterprise market: “BlackBerry has taken the initiative to consider current and future EMM scenarios, and rearchitect its EMM offering in a way that exhaustively addresses them. IDC believes BES12 meets the market's extraordinarily complex requirements by delivering a modern platform to manage all endpoints.1”
BES12 Cloud provides all the core functionality of the on-premise design of BES12, but with greater ease and simplicity to manage and deploy. The BES12 platform is a cross-platform EMM solution that sits at the center of a secure enterprise mobility ecosystem that extends beyond EMM to communications, collaboration, and identity and access management. BES12 Cloud offers 100 percent online registration and purchase process and it only takes minutes from purchase to EMM service availability in the cloud. Low monthly subscriptions also include BlackBerry’s award winning technical support.
“BlackBerry always commits to deliver secure and innovative products to help our customers drive productivity and efficiency in their organizations, while reducing costs,” said Billy Ho, Executive Vice President, Enterprise Products and Value Added Solutions, BlackBerry. “Close relationships with our customers and partners is why we have announced our commitment to delivering a new BES12 Cloud solution later this month and delivered enhancements to BES12 and BBM Meetings today, continuing the expansion and evolution of our offering.”
BES12 Cloud will provide expanded cross-platform EMM capabilities to securely manage any mobile deployment model such as BYOD, COPE and COBO, and will leverage BlackBerry’s trusted global infrastructure. BES12

Cloud is geared towards enterprises looking to manage mobile devices, protect their corporate data and enable employee productivity. Its simple setup and configuration also makes it easy for small and medium businesses (SMBs) to adopt cross platform MDM and take advantage of cloud-based productivity and collaboration solutions like BlackBerry Blend and BBM Meetings.
In a recent global study of individuals responsible for governance, risk and compliance in their enterprise, 77 percent reported that it is increasingly difficult to balance the needs of the business and those of the end user when it comes to mobility2. The span of capabilities offered by BES12 along with BlackBerry’s unmatched security is why organizations such as Essar Group and Tarpon Energy Services Ltd. have selected BES12 as their EMM vendor of choice.
“We have implemented BES12 in our organization to cater to the needs of EMM in our environment and are planning to trial the new BES12 Cloud solution,” said Jayantha Prabhu, Chief Technology Officer, Essar Group. “Our BYOD policy allows employees to have a choice. For example, some of our users have opted to upgrade to the BlackBerry 10 platform, especially those who want the QWERTY keyboard experience and have chosen a device like the BlackBerry Classic, while others are using Android, iOS or Windows devices. BES12 helps us manage all of this, with the peace of mind that our corporate data remains secure.”

In addition to launching BES12 Cloud later this month, new enhancements to BES12 on-premise are now available. Key features and benefits of BES12 version 12.1 include:

•
Government and Security Enhancements for BlackBerry 10: Enhancements build upon the end-to-end security enabled by vertical integration of BES12 EMM, BlackBerry Global Network Infrastructure and the BlackBerry 10 platform. New administrator capabilities include the ability to restrict and control access to specific BlackBerry 10 OS versions, configure message classification rules for work email, and perform wired activation of BlackBerry 10 devices with BES12 within tightly controlled, centralized deployments.

•
Enhanced Android Management: BES12 version 12.1 adds support for Samsung KNOX Standard, the first phase of the BlackBerry and Samsung partnership which offers enhanced Mobile Device Management (MDM) and Mobile Application Management (MAM) controls for Samsung Android devices. Support for the KNOX Workspace is planned for an upcoming release of BES12 which will also feature BlackBerry Secure Connectivity.

•
Enhanced Administrator Experience: Enhancements to the streamlined BES12 administrator experience include seamless administrator sign-on into the BES12 console without requiring login credentials and dynamic support for new BES12 IT policy controls as new OS updates are introduced.

BBM Meetings Enhancements
BBM™ Meetings is a multi-OS mobile first voice and video conferencing solution that makes it easy for mobile professionals to schedule, join or instantly start meetings when they’re on the go. New enhancements announced today for BBM Meetings include a Microsoft Outlook plugin that enables customers to directly schedule and start a BBM Meeting from the Microsoft Outlook client. This allows customers to use BBM Meetings just as seamlessly from their Windows desktop as they already do from their mobile device. Additional enhancements to BBM Meetings announced today include automatic scaling for shared screen viewing, enhanced in-meeting privacy controls for participants, and streamlined audio prompts when joining by phone dial-in.
BBM Protected Enhancements
BBM Protected provides enterprise-grade encryption for BBM messages between iPhone, Android and BlackBerry smartphones. An enhancement to BBM Protected announced today extends the security of BBM Protected conversations to non-BBM Protected users. Now all conversations initiated by a BBM Protected user can be secured, regardless of whether the other person is a BBM Protected user or not. Once the BBM Protected connection is established with the non-BBM Protected user, either user can initiate a secure chat environment. With this enhancement, now an enterprise using BBM Protected can be assured that all of their employees’ communications are fully protected, even when communicating outside of their company. An upcoming release of BBM Protected also includes an auto-passphrase feature, which makes the passphrase exchange happen automatically and seamlessly between two parties in a BBM Protected conversation. IT Administrators will have the option to turn on either feature via the Enterprise Identity by BlackBerry administration console.

Pricing and Availability
BES12 Cloud is now available as a closed beta and will be available worldwide through a combination of BlackBerry direct sales and channel partners later this month. To express interest in joining the closed beta, or be notified when BES12 Cloud is available at the end of the month, visit: www.BlackBerry.com/cloud.

For more information about KNOX Standard management capabilities, visit: www.BlackBerry.com/knox.

For more information about BES12 platform support for Android for Work, visit: www.BlackBerry.com/googleandroid.
BBM Meetings and BBM Protected can be purchased as part of an Enterprise Communicator Bundle for $12USD/month. Find out more at: www.BlackBerry.com/enterprisecommunicator.

[1] IDC Technology Spotlight, sponsored by BlackBerry: “Future Proofing Enterprise Mobility with EMM Platforms”, November 2014.
[2] Global study commissioned by BlackBerry, July and August 2014.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

Forward-looking bar statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services

Document 6

MARCH 2, 2015
FOR IMMEDIATE RELEASE

Global Application Partners Select BlackBerry Platform to Secure Communication, Collaboration and Productivity Solutions for Healthcare

Mobile World Congress 2015, Barcelona - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced new BlackBerry partner applications available for BlackBerry 10, iOS and Android devices that are enabling innovative solutions to improve healthcare communications, workflow, and patient care.

Healthcare organizations require a platform that secures data end-to-end, controlling access to the data in transit and at rest. BES12 is the leading platform for secure mobile communications and cross-platform application management. The BlackBerry platform enables solutions that provide healthcare organizations with the best in security, connectedness, and the exchange of real time data, while ensuring privacy of patient data and supporting a HIPAA compliant environment.

BlackBerry’s ecosystem of trusted partners helps deliver the most secure enterprise solutions for healthcare that impact productivity, efficiency, patient care and cash flow of a healthcare facility. This includes everything from secure access to patient records, reports and diagnostic images from health information systems to the ability to capture and transmit critical patient data to solutions for remotely monitoring patient health. The BlackBerry portfolio of healthcare partners and apps spans several categories in growing markets:

•	Medical Reference and Screening Tools: Atmosphere, ePSS, Foundation Internet, interRAI, Lexicomp, Medscape, Pepid, QxMD Software Inc., Skyscape, Unbound Medicine

•	EMR/HIS/EHR Access: Anoto Live Enterprise, BigHand, CareSocial, CellTrak, Goldcare, Oculys, Philips, Winscribe

•	Secure Communications and Alerts: HipLink Software, Spok

•	Imaging: Claron Technology (acquired by Lexmark), MphRx

•	mHealth (Telehealth): Maestros Mediline, UST Global

Here is what some of our customers and partners are saying about BlackBerry’s role in healthcare innovation:

CareSocial
CareSocial provides medical planning software and healthcare billing system software for healthcare organizations.

“In the healthcare sector, encrypted real-time data is important for communications. We built our solution on the BlackBerry infrastructure which provides secure access to patient data and also enables cross-platform support,” said Johannes Kersten, CEO, CareSocial. “BlackBerry and CareSocial CloudSolutions enable greater efficiency for healthcare professionals to plan and manage their workload and access the information they need, securely and wherever they are.”

Revera Home Health Using GoldCare MobilityPlus mHealth Solution
GoldCare is a leading provider of healthcare information management software for home and community, children’s services, and long-term care organizations. One of their customers, Revera Home Health, recently deployed a fleet of BlackBerry 10 smartphones pre-loaded with GoldCare’s MobilityPlus mobile healthcare management application, across its homecare division.

“As a healthcare provider, we trust BlackBerry and BES12 to secure our communications and the transfer of sensitive patient data,” said Jo-anne Stone-Burke, National Director, Strategic and Operational Transformation, Revera Home Health. “Mobilizing our field workers with BlackBerry smartphones, equipped with GoldCare’s MobilityPlus mHealth solution, has already been showing a great return on our investment. We’re seeing a decrease in preventable billing errors and reductions in missed visits and missed shifts.”

“We value the collaborative relationship we have with BlackBerry to offer a mobile healthcare management application that operates on the BlackBerry platform,” said Paula Hucko, President, GoldCare. “The MobilityPlus mHealth solution gives care providers the freedom to securely manage appointment, client and program information directly on their BlackBerry smartphones. This improves communication and collaboration between team members, and ultimately results in better quality care for our customers’ clients.”

Railway-Hospital Using Maestros Rhythms 24x7 eUNO Solution
Maestros is a leader in design of diagnostic and patient monitoring devices. Located in India, it offers a remote ECG solution that securely transmits ECG data to medical professionals on their BlackBerry 10 devices. This solution can be deployed across various scenarios including ambulances, community centers, primary health centers, and even individual homes.

“Our eUNO solution is deployed via BES and connects to BlackBerry 10 devices. Because of the BlackBerry platform, we are able to securely and quickly deliver critical patient ECG data to doctors and clinicians,” said Sunil

Buva, Business Head, Tele-Health products, Maestros. “This allows us to meet the needs of the emergency cardiac-care segment effectively.”

“Timely and secure delivery of ECG data to our BlackBerry 10 devices has helped us to manage several cardiac emergencies,” said Dr. Madhvan, Senior Cardiologist, Railway Hospital- Bandra, Mumbai. “This solution has resulted in an improved quality of care for our patients.”

MphRx Connect Enables Mobile Medical Imaging
MphRx has created an innovative, patent-pending technology that offers cloud-based access to diagnostic images and reports as well as related patient health information.

"The BlackBerry 10 platform offers the robustness, encryption and multi-tasking support needed for MphRx Connect, a healthcare app offering viewing of radiology images, cardiology echos and lab reports to physicians wanting to access medical records on-the-go,” said Chetan Uberoy, Country Head (India), MphRx. “BlackBerry’s commitment to delivering secure solutions in the BYOD space without compromising flexibility is a timely step and will be a distinct differentiator in the times to come.”

“In the healthcare field, having ready access to reports and x-ray images from anywhere is very important. MphRx Connect running on BlackBerry 10 has been a very useful app for me as it makes images and reports available anytime I need them,” said Dr. Prateek Arora, Senior Consultant, Max Institute of Aesthetic & Reconstructive Surgery.

Chatham-Kent Health Alliance Using Oculys
Oculys is a healthcare technology company that delivers real-time, integrated decision support solutions to community hospitals. They worked with Chatham-Kent Health Alliance, a 200+ bed community hospital located in southwestern Ontario, Canada, to deploy BlackBerry smartphones running the Oculys app to their housekeeping staff to ensure the hospital maintains the highest levels of sanitary standards.

“The Oculys solution running on BlackBerry allows our team to communicate more effectively and enables us to get updates in real-time on which beds are ready and available for patients,” said Sarah Padfield, Chief Operating Officer, Chatham-Kent Health Alliance. “The solution improves our overall efficiency, but more importantly it allows us to provide better patient care. It also reaffirms the role of housekeeping as a critical part of the care team within the hospital.”

“Oculys empowers front-line hospital staff and administrators with real-time mobile decision support tools that provide them with the essential operational data they need. Our partnership with BlackBerry allows us to offer secure and innovative mobile solutions to hospitals such as Chatham-Kent Health Alliance,” said Franck Hivert, President & CEO of Oculys.

Philips Dictation Recorder for BlackBerry 10 Simplifies Workflow
The Philips Dictation Recorder app for BlackBerry 10 enables doctors and medical caregivers to dictate on the go, no matter where they are. Recordings can be professionally edited, assigned priorities and key words for easy categorization.

“The Philips Dictation Recorder app for BlackBerry 10 helps healthcare organizations save costs, speed up document creation and improve patient satisfaction, making it the perfect solution for our customers in the healthcare industry,” said Erik Domaracki, Product Manager, Philips. “The out-of-the-box security of BES12 combined with Philips Dictation Recorder for BlackBerry 10 is the optimal combination for healthcare professionals, simplifying their daily workflow.”

Hiranandani Hospital Chooses BlackBerry and UST Global for Mobile Telemedicine
UST Global, headquartered in Aliso Viejo, California, is a leading provider of end-to-end IT services and solutions for Global 1000 companies. They have developed a mobile telemedicine application on the BlackBerry platform which allows medical professionals, including Hiranandani Hospital, to remotely monitor patient’s health and provide care from a distance. The first deployment is for a telemedicine network which provides services to over 100 peripheral hospitals in India and Africa.

“We wanted to simplify and build a comprehensive telemedicine app which would achieve the main functions of a desktop system, but on a smartphone,” said Dr. Pavan Kumar, Consultant Cardiac Surgeon, Head - Telemedicine Centre, Hiranandani Hospital. “The BlackBerry platform was a perfect match for this ground breaking app in healthcare as it provides BES for world-class security, hardware to match our requirements, and integrates BBM Video for videoconferencing. The Telemedicine app allows teleconsultations, diagnosis and opinion sharing between patients, doctors, specialists and peripheral hospitals, all through the security of the BlackBerry infrastructure."

“UST Global believes in placing consumer-centricity and innovation at the heart of our solutions to transform lives in the communities that we operate in,” said Gilroy Mathew, General Manager of UST Global. “The mobile Telemedicine application helps to eliminate distance barriers and to improve access to medical specialists that would often not be consistently available in distant rural communities. We built this solution on BlackBerry to ensure the security and privacy of patient data, as well as to allow interoperability with other mobile platforms.”

Winscribe Medical Author Allows Mobile Dictation
Winscribe is a leading provider of software for digital dictation, digital transcription, voice recognition, and workflow management.

“Winscribe Medical Author allows clinicians and other healthcare staff to dictate into their BlackBerry smartphone, securely and easily. The solution allows doctors to spend more time with patients whilst still being able to share information securely between professional collogues electronically. Winscribe fully integrates with existing electronic patient records and health information systems, focusing on improving workflows, reducing turnaround times and most importantly improving patient care. Patients are the heart of everything we do, performance matters and empowering people make the difference,” said Joe DiCarlo, Channel Relationship Manager EMEA of Winscribe.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

###

Document 7

MARCH 2, 2015
FOR IMMEDIATE RELEASE

BlackBerry Offers New Mobility Solutions to Sprint Enterprise Customers

Sprint expands portfolio with BES12, BBM Protected, BBM Meetings and BlackBerry Blend

Mobile World Congress 2015, Barcelona - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that Sprint is now offering BES12™, a cross-platform EMM solution that securely manages devices from all of the major enterprise mobile platforms. Sprint is also offering BBM™ Meetings, BBM™ Protected and BlackBerry® Blend to its enterprise customers.

“Our agreement with BlackBerry brings an advanced, secure product portfolio to our enterprise customers to help them increase productivity in their organizations while remaining secure,” said Wayne Ward, Vice President, Product & Business Development at Sprint. “It’s a priority for us to make our enterprise product and services portfolio more robust, and to make value-added service options available to our customers. BlackBerry helps us achieve this goal.”

BES12 is the foundation of BlackBerry’s extensive portfolio of enterprise security, productivity, and communication and collaboration services that helps organizations securely connect employees with each other, corporate information and the machines that are required to get their jobs done. The BES12 platform seamlessly supports iOS, Android™, Windows Phone®, BlackBerry 10 and BlackBerry OS.

BES12 simplifies the task of mobilizing an organization by providing a single command and control center for managing the availability and usage of devices, apps, activities and mission-critical data. With expanded EMM capabilities, BES12 can manage any mobile device usage model such as BYOD, COPE and COBO, and leverages BlackBerry’s trusted global infrastructure.

The BlackBerry enterprise solutions and services that Sprint is now offering include:

•
BES12: provides end-to-end platform-level security that keeps an organization’s data safe and secure while in transit and at rest. BES12 also leverages advanced encryption, containerization, application wrapping and BlackBerry’s secure global network infrastructure.

•
BlackBerry Blend: part of BlackBerry’s EMM offerings for enterprise, making it possible for employees to maximize their productivity by securely accessing personal and work data from their BlackBerry smartphone to a desktop or tablet. With Blend, employees can get instant message notifications, read and respond to work and personal email, BBM™ and text messages, and access work documents, calendar, contacts and media in real-time on whatever device they are on, powered by their BlackBerry device. BlackBerry Blend works across multiple operating systems including Mac, Windows, iOS and Android, and revolutionizes IT administration by shifting from managing devices to securely managing information movement, thereby reducing the need for VPN and ultimately lowering total cost of ownership.

•
BBM Meetings: provides a mobile-first collaboration app that allows voice and video conferences for groups of up to 25 people on BlackBerry 10 or Android smartphones, and also on Windows PC or Mac. The solution is specifically built to enhance the productivity of the mobile professional through the use of such features as Auto Join.

•
BBM Protected: provides enterprise-grade encryption for BBM messages between iPhone, Android and BlackBerry smartphones. BBM Protected allows employees to take full advantage of BlackBerry’s premiere messaging app, BBM, with an added layer of security that’s built for business. BBM Meetings, meanwhile, makes mobile collaboration as seamless as it would be in person, with no need to worry about complex scheduling apps, PINs, Passwords, or meeting IDs.

“We’re pleased to work with Sprint to help give our customers increased flexibility and more options for access to BlackBerry’s cross-platform enterprise solutions,” said John Sims, President, Global Sales, BlackBerry. “We’ve had a long-standing relationship with Sprint, who shares our commitment to secure mobility which is why we’re offering their customers an easy way to adopt BES12 and other new value-added services such as BBM Meetings, BBM Protected and BlackBerry Blend.”

By extending BlackBerry’s agreement with Sprint, customers will benefit from the industry leading EMM, messaging and security capabilities used by all G7 governments, 16 of the G20 governments, ten out of ten of the largest global banks and global law firms, and the top five largest managed healthcare, investment services, and oil and gas companies.

The BES12 software, BBM Meetings, BBM Protected and BlackBerry Blend are available from Sprint today.

For more information on BES12, please visit www.blackberry.com/BES12. Visit www.blackberry.com/bbm for more information on BBM Protected.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

Document 8

MARCH 2, 2015
FOR IMMEDIATE RELEASE

BlackBerry Partners with GSX and ISEC7 to Expand Solutions Portfolio

Global customers show support for BES Monitoring

Mobile World Congress 2015, Barcelona - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that customers and partners from around the world are enhancing the value of BES12, a cross-platform EMM solution by BlackBerry®, by adopting BES Monitoring solutions available from BlackBerry. BES12 provides expanded, cross-platform EMM capabilities that can manage any mobile deployment model such as BYOD, COPE and COBO, and is built on BlackBerry’s trusted and secure network.

BES Monitoring solutions from ISV partners - GSX Monitor and Analyzer for BlackBerry and ISEC7 EMM Advanced Service Monitoring for BlackBerry - give customers the ability to access real-time monitoring, automated trend reporting and availability forecasting of BES12, allowing issues to be identified immediately. In addition, the ability to monitor BES12 allows customers to prevent downtime and critical impact to mobile infrastructure, and contributes to a high-level of end-user satisfaction.

“An important advantage of our partnerships with GSX and ISEC7 is our ability to provide BES monitoring solutions directly to our customers as part of our expanded enterprise solutions portfolio,” said Billy Ho, Executive Vice President, Enterprise Products and Value Added Solutions, BlackBerry. “Both GSX Monitor and Analyzer for BlackBerry and ISEC7 EMM Advanced Service Monitoring for BlackBerry complement our BES12 architecture and provides our enterprise customers with the level of control and management that they are seeking.”

GSX Monitor and Analyzer for BlackBerry:
GSX Monitor and Analyzer is a completely agentless, intuitive monitoring and reporting solution that enables administrators and IT managers to monitor the performance and availability of BES12 from a user perspective. GSX Monitor and Analyzer provides real-time monitoring from a single user interface, and troubleshoots the entire messaging and collaboration infrastructure connected to the BlackBerry environment. This solution provides extensive reporting features, automated trend reports as well as forecasting on availability, performance and usage of the infrastructure. GSX customers and partners such as NovaLink, Inergex and Arrow Communications count on

GSX Monitor and Anlayzer to complement their BES12 deployment. Here is what NovaLink had to say about their partnership with GSX and the value of BES12:

“The ability to manage BlackBerry smartphones, iPhones and Androids is a business requirement for most of our clients. With BES12, we are able to meet those needs, bringing out the best in each mobile operating system. Every day, we hear of information falling into the wrong hands, so security is a top priority. BES12 and BBM Protected ensure that personal data is always protected, even if it gets into the wrong hands. It is important that the systems running the mobile communications are monitored as well. With the use of GSX Monitor and Analyzer, we can manage the infrastructure of the whole chain, the mail server and the database.” - Zekeria Oezdemir, Head of Technology at NovaLink.

ISEC7 EMM Advanced Service Monitoring for BlackBerry:
ISEC7 EMM Advanced Service Monitoring for BlackBerry is a web-based monitoring and management platform which allows IT administrators to view real-time information about the entire mobile infrastructure, as well as perform duties in order to meet the on-going demands of mobile device users. ISEC7 EMM ASM facilitates the use of very complex infrastructures and delivers all relevant information to keep business processes running smoothly and keep costs under control. Customers such as the Munich Airport, Vodafone, Dascher and BNP Paribus trust in ISEC7 EMM ASM for BES monitoring. Here’s what Munich Airport had to say about ISEC7’s EMM ASM and their BlackBerry solution:

"For us, the BlackBerry solution and ISEC7 EMM ASM are the ideal combination of communications and management. The components of the BES infrastructure as well as ISEC7's EMM ASM fulfill our high demands regarding security and reliability; ensure efficient communications between our mobile staff and excellent administration. With ISEC7 we have found a competent partner who supports us professionally in all matters regarding our BlackBerry solution." - The Munich Airport.

For more information on BES12, visit: www.BlackBerry.com/bes12. For additional information on BES Monitoring Solutions, please visit: http://ca.blackberry.com/enterprise/products/app-ecosystem.html.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.
###
Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Document 9

MARCH 2, 2015
FOR IMMEDIATE RELEASE

Secusmart, a BlackBerry Subsidiary, Develops Vodafone Anti-eavesdropping Secure Call Service

Mobile World Congress 2015, Barcelona - Secusmart, a subsidiary of BlackBerry Limited (NASDAQ: BBRY; TSX: BB), announced today that it has collaborated with Vodafone Germany to deliver a service that offers corporate users a new, powerful encryption solution for maximum voice communications security. This collaboration demonstrates BlackBerry’s continued commitment to focus on highly secure and cross-platform solutions.

Vodafone Secure Call is an app-based VoIP solution for the end-to-end encryption of mobile calls. It’s easy to use on all networks, even while roaming, and will launch as an app for Android and iOS smartphones. Secure Call uses Advanced Encryption Standard (AES) 128-bit encryption, which is so strong that it would take a supercomputer one billion billion years to crack with a brute force attack How secure is AES against brute force attacks? EETimes. To further ensure security, the temporary keys to encrypt voice communications are generated on the device and deleted immediately after the call.

“Our Vodafone Secure Call app enables companies of all sizes to make highly secure telephone calls. It provides employees with a particularly effective way of protecting themselves against electronic eavesdropping. The solution combines maximum security with ease of use. The encryption app is an important addition to Vodafone’s range of security solutions and allows companies to protect their intellectual property,” explains Philip Lacor, Chief Customer Officer Enterprise at Vodafone Germany.

“Vodafone Germany is a longtime - and great - partner to work with to develop this anti-eavesdropping solution, one suitable for enterprises or organizations of all sizes,” said Dr. Hans-Christoph Quelle, Managing Director at Secusmart and Senior Vice President, Secusmart Secure Voice at BlackBerry. “We worked quickly with Vodafone Germany to bring Secure Call to the marketplace and ensure that we could deliver a cost-effective, cross-platform solution that is easy to implement.”

Key benefits of the Vodafone Secure Call solution:

•	Available to all enterprise customers: from small business to large corporations.

•	Supports operating systems iOS 7 and higher, Android 4.3 and higher, and coming soon to BlackBerry 10.

•	Functions in EDGE, UMTS and LTE networks, and WiFi hotspots.

•	Provider-independent and can be used anywhere in the world.

•	Strong voice quality at low bandwidth.

•	An infrastructure that is hosted at a high security, certified Vodafone Germany data center.

Vodafone Secure Call is available today. German enterprise customers are able to subscribe to the Vodafone Secure Call app for EUR 14.95 a month per user. It will be billed on the basis of usage, without a fixed contract term.

For further information on Vodafone Secure Call, visit www.vodafone.de.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

###

Document 10

MARCH 2, 2015
FOR IMMEDIATE RELEASE

BlackBerry Partners with interRAI to Deliver Efficient Data Collection Solutions in Healthcare

Mobile World Congress 2015, Barcelona - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today it will provide software and support to interRAI Canada to assist them in developing mobile versions of intake screening and questionnaires for healthcare running on BlackBerry’s secure end-to-end mobile solution. These custom screening applications will mobilize assessment tools and assist interRAI in their studies. The applications will be developed for the BlackBerry 10 platform and leverage the end-to-end security provided by BES12, a cross-platform EMM solution by BlackBerry®, to improve outcomes in acute care and mental health for patients.

interRAI Canada is a research, education and knowledge exchange cluster based at the School of Public Health and Health Systems at the University of Waterloo. Its focus is on promoting innovations in data, evidence, and application systems for the health and social service sectors.

“It is critical for us to have the ability to mobilize the interRAI assessment and screening systems to conduct our research and to allow healthcare workers to provide better quality care,” said John Hirdes, PhD and Professor, from interRAI Canada. “Our partnership with BlackBerry gives us a secure mobile platform to mobilize our applications and access to an experienced and innovative technology partner in the healthcare field. BlackBerry provides end-to-end healthcare solutions and we’re very pleased that we have their support with our initiatives.”

The partnership announced today will focus on two very important initiatives. The first will be the development of a time trial application that will track nurses’ time per-patient with the goal of improving outcomes in caring for patients with mental health issues. The second initiative is to develop an application that will mobilize an assessment and screening questionnaire that nurses can use to allow them to evaluate the overall health of a patient. Mobilizing the interRAI systems will improve the efficacy in acute care, increase adoption of the questionnaire and improve the quality of care to frail older persons in hospitals. Once developed, these applications will be used in clinical trials across interRAI’s global network of doctors, nurses and health practitioners.

“We’re excited to be partnering closely with interRAI on these two projects to provide innovative solutions for healthcare workers, and ultimately to provide better care for patients,” said Marty Beard, COO at BlackBerry. “BlackBerry delivers a secure cross-platform, deeply integrated communications engine for the exchange of health information and our partnership with interRAI underscores our ongoing commitment to being at the forefront of innovation in healthcare.”

BlackBerry is the leading platform for secure mobile communications and cross-platform application management. The BlackBerry platform enables solutions that provides organizations in healthcare with the best in security and privacy of sensitive data while supporting HIPAA compliant environments.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario,

BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	March 2, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer